Exhibit 99.2
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and interest income

Note 6:	Inventories

Note 7:	Property, plant and equipment and intangible assets

Note 8:	Long-term obligations and finance costs

Note 9:	Capital stock and share-based compensation

Note 10:	Revenue

Note 11:	Retirement benefit plans

Note 12:	Depreciation and amortization expense

Note 13:	Assets classified as held for sale

Note 14:	Financial instruments

Note 15:	Contingent liabilities

Note 16:	Net loss per share

Note 17:	Income taxes

Note 18:	Changes in non-cash working capital balances

Note 19:	Changes in non-cash long-term assets and liabilities

Note 20:	Gain on sale and leaseback transactions

Note 21:	Events after the reporting period

Note 22:	Approval of the unaudited condensed consolidated financial statements

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SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at October 29, 2016	As at January 30, 2016	As at October 31, 2015
ASSETS
Current assets
Cash	5	$155.0	$313.9	$74.6
Accounts receivable, net	14	59.4	59.4	70.3
Income taxes recoverable	17	11.2	35.9	40.8
Inventories	6	701.6	664.8	837.6
Prepaid expenses		46.7	31.0	45.8
Derivative financial assets	14	2.8	6.6	4.1
Assets classified as held for sale	13	90.9	22.1	25.9
Total current assets		1,067.6	1,133.7	1,099.1

Non-current assets
Property, plant and equipment	7, 20	233.3	444.1	487.6
Investment properties		2.1	17.0	17.0
Intangible assets	7	18.4	22.5	39.4
Deferred tax assets	17	0.6	0.6	2.8
Other long-term assets	8, 14, 17	8.8	15.3	15.6
Total assets		$1,330.8	$1,633.2	$1,661.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14, 20	$351.7	$332.7	$399.0
Deferred revenue		135.4	158.3	165.3
Provisions		80.3	75.8	57.1
Income taxes payable		0.1	2.6	3.2
Other taxes payable		5.0	17.3	11.3
Derivative financial liabilities	14	—	—	0.1
Current portion of long-term obligations	8, 14	3.8	4.0	3.9
Total current liabilities		576.3	590.7	639.9

Non-current liabilities
Long-term obligations	8, 14	17.5	20.2	21.2
Deferred revenue		70.2	74.2	75.6
Retirement benefit liability	11, 14	307.6	326.9	381.4
Deferred tax liabilities	17	—	—	2.8
Other long-term liabilities	14, 20	83.4	67.0	68.8
Total liabilities		1,055.0	1,079.0	1,189.7

SHAREHOLDERS’ EQUITY
Capital stock	9	14.9	14.9	14.9
Share-based compensation reserve	9	2.8	—	—
Retained earnings		463.8	739.0	707.7
Accumulated other comprehensive loss		(205.7)	(199.7)	(250.8)
Total shareholders’ equity		275.8	554.2	471.8
Total liabilities and shareholders’ equity		$1,330.8	$1,633.2	$1,661.5
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015
Unaudited

		13-Week Period		39-Week Period
(in CAD millions, except per share amounts)	Notes	2016	2015	2016	2015

Revenue	10	$625.2	$792.1	$1,869.6	$2,258.1
Cost of goods and services sold	6, 14	446.4	533.7	1,339.9	1,513.4
Selling, administrative and other expenses	7, 9, 11, 12, 13, 14, 20	295.4	308.1	841.7	904.5
Operating loss		(116.6)	(49.7)	(312.0)	(159.8)

Gain on sale and leaseback transactions	20	5.4	—	46.0	67.2
Gain on settlement of retirement benefits	11	—	—	—	5.1
Finance costs	8, 17	5.0	1.6	8.6	7.6
Interest income	5	0.5	1.5	4.6	2.0
Loss before income taxes		(115.7)	(49.8)	(270.0)	(93.1)

Income tax expense (recovery)
Current		4.8	1.4	3.1	7.3
Deferred		(0.5)	2.0	2.1	(1.6)
		4.3	3.4	5.2	5.7
Net loss		$(120.0)	$(53.2)	$(275.2)	$(98.8)

Basic and diluted net loss per share	16	$(1.18)	$(0.52)	$(2.70)	$(0.97)

Net loss		$(120.0)	$(53.2)	$(275.2)	$(98.8)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net loss:
Gain (loss) on foreign exchange derivatives	14	3.0	(0.6)	(11.7)	9.0
Reclassification to net loss of loss (gain) on foreign exchange derivatives	14	1.9	(4.2)	5.7	(10.8)

Items that will not be subsequently reclassified to net loss:
Remeasurement gain on net defined retirement benefit liability	11	—	—	—	2.0

Total other comprehensive income (loss)		4.9	(4.8)	(6.0)	0.2
Total comprehensive loss		$(115.1)	$(58.0)	$(281.2)	$(98.6)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015

Unaudited

					Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Share-based compensation reserve	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at July 30, 2016		$14.9	$2.4	$583.8	$(3.7)	$(206.9)	$(210.6)	$390.5
Net loss				(120.0)	—	—	—	(120.0)
Other comprehensive income
Gain on foreign exchange derivatives, net of income tax recovery of $0.2	14				3.0	—	3.0	3.0
Reclassification of loss on foreign exchange derivatives, net of income tax recovery of $0.7	14				1.9	—	1.9	1.9
Total other comprehensive income		—	—	—	4.9	—	4.9	4.9
Total comprehensive (loss) income		—	—	(120.0)	4.9	—	4.9	(115.1)
Share-based compensation	9	—	0.4	—	—	—	—	0.4
Balance as at October 29, 2016		$14.9	$2.8	$463.8	$1.2	$(206.9)	$(205.7)	$275.8

Balance as at August 1, 2015		$14.9	$—	$760.9	$9.7	$(255.7)	$(246.0)	$529.8
Net loss				(53.2)	—	—	—	(53.2)
Other comprehensive loss
Loss on foreign exchange derivatives, net of income tax recovery of $0.2	14				(0.6)	—	(0.6)	(0.6)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $1.6	14				(4.2)	—	(4.2)	(4.2)
Total other comprehensive loss		—	—	—	(4.8)	—	(4.8)	(4.8)
Total comprehensive loss		—	—	(53.2)	(4.8)	—	(4.8)	(58.0)
Share-based compensation	9	—	—	—	—	—	—	—
Balance as at October 31, 2015		$14.9	$—	$707.7	$4.9	$(255.7)	$(250.8)	$471.8

Balance as at January 30, 2016		$14.9	$—	$739.0	$7.2	$(206.9)	$(199.7)	$554.2
Net loss				(275.2)	—	—	—	(275.2)
Other comprehensive income (loss)
Loss on foreign exchange derivatives, net of income tax recovery of $2.1	14				(11.7)	—	(11.7)	(11.7)
Reclassification of net loss on foreign exchange derivatives, net of income tax recovery of nil	14				5.7	—	5.7	5.7
Total other comprehensive loss		—	—	—	(6.0)	—	(6.0)	(6.0)
Total comprehensive loss		—	—	(275.2)	(6.0)	—	(6.0)	(281.2)
Share-based compensation	9	—	2.8	—	—	—	—	2.8
Balance as at October 29, 2016		$14.9	$2.8	$463.8	$1.2	$(206.9)	$(205.7)	$275.8

Balance as at January 31, 2015		$14.9	$—	$806.9	$6.7	$(257.7)	$(251.0)	$570.8
Net loss				(98.8)	—	—	—	(98.8)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $3.4	14				9.0	—	9.0	9.0
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $4.0	14				(10.8)	—	(10.8)	(10.8)
Remeasurement gain on net defined retirement benefit liability	11				—	2.0	2.0	2.0
Total other comprehensive (loss) income		—	—	—	(1.8)	2.0	0.2	0.2
Total comprehensive (loss) income		—	—	(98.8)	(1.8)	2.0	0.2	(98.6)
Share-based compensation	9	—	—	(0.4)	—	—	—	(0.4)
Balance as at October 31, 2015		$14.9	$—	$707.7	$4.9	$(255.7)	$(250.8)	$471.8
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015
Unaudited

		13-Week Period		39-Week Period
(in CAD millions)	Notes	2016	2015	2016	2015
Cash flow used for operating activities
Net loss		$(120.0)	$(53.2)	$(275.2)	$(98.8)
Adjustments for:
Depreciation and amortization expense	12	7.7	11.2	24.1	37.3
Share-based compensation	9	0.4	—	2.8	(0.4)
(Gain) loss on disposal of property, plant and equipment		(0.4)	—	(1.7)	0.3
Impairment losses	7, 13	17.4	—	22.3	—
Gain on sale and leaseback transactions	20	(5.4)	—	(46.0)	(67.2)
Gain on settlement of retirement benefits	11	—	—	—	(5.1)
Finance costs	8, 17	5.0	1.6	8.6	7.6
Interest income	5	(0.5)	(1.5)	(4.6)	(2.0)
Retirement benefit plans expense	11	3.4	4.7	10.7	13.8
Short-term disability expense	11	1.0	0.9	3.5	3.8
Income tax expense	17	4.3	3.4	5.2	5.7
Interest received	5	0.5	0.5	4.6	0.9
Interest paid	8	(0.8)	(0.7)	(2.4)	(1.9)
Retirement benefit plans contributions	11	(10.7)	(11.2)	(33.5)	(36.6)
Income tax (payments) refunds, net	17	(0.4)	38.4	23.0	84.5
Changes in non-cash working capital balances	18	(53.0)	(106.3)	(78.4)	(214.4)
Changes in non-cash long-term assets and liabilities	19	(7.8)	(4.6)	(6.6)	(8.7)
		(159.3)	(116.8)	(343.6)	(281.2)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets		(5.7)	(15.8)	(15.4)	(30.1)
Proceeds from sale of property, plant and equipment		1.1	—	2.7	0.2
Net proceeds from sale and leaseback transactions	20	17.6	—	201.5	130.0
		13.0	(15.8)	188.8	100.1
Cash flow used for financing activities
Interest paid on finance lease obligations	8	(0.4)	(0.5)	(1.3)	(1.5)
Repayment of long-term obligations		(1.0)	(1.0)	(2.9)	(3.0)
		(1.4)	(1.5)	(4.2)	(4.5)
Effect of exchange rate on cash at end of period		0.8	—	0.1	1.2
Decrease in cash		(146.9)	(134.1)	(158.9)	(184.4)
Cash at beginning of period		$301.9	$208.7	$313.9	$259.0
Cash at end of period	5	$155.0	$74.6	$155.0	$74.6
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which include its full-line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements and accompanying notes of the Company for the 13 and 39-week period ended October 29, 2016 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and therefore do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended January 30, 2016 (the “2015 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2015 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2015 Annual Consolidated Financial Statements.
2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13 and 39-week periods presented in these Financial Statements are for the periods ended October 29, 2016 and October 31, 2015.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. For the 52-week period ended January 30, 2016, the Company was comprised of one reportable segment, Merchandising.
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases (“IAS 17”). This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Notes 2 and 4 of the 2015 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and interest income
Cash
The components of cash were as follows:

(in CAD millions)	As at October 29, 2016	As at January 30, 2016	As at October 31, 2015
Cash	$125.0	$306.9	$54.0
Restricted cash	30.0	7.0	20.6
Total cash	$155.0	$313.9	$74.6
As at October 29, 2016, restricted cash of $30.0 million was pledged voluntarily as collateral under the senior secured revolving credit facility to provide additional security to lenders (January 30, 2016: nil, October 31, 2015: nil). The other components of restricted cash are further discussed in Note 15.

Interest income
Interest income for the 13 and 39-week period ended October 29, 2016 totaled $0.5 million and $4.6 million (2015: $1.5 million and $2.0 million), respectively, including $0.1 million and $3.1 million (2015: $1.1 million and $1.1 million) related to refund interest on net cash income tax receipts (see Note 17 for additional information), respectively. For the same 13 and 39-week period, the Company received $0.5 million and $4.6 million (2015: $0.5 million and $0.9 million), respectively, in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13 and 39-week period ended October 29, 2016 was $397.2 million and $1,197.0 million (2015: $481.5 million and $1,365.3 million), respectively, which included $10.1 million and $33.8 million (2015: $19.2 million and $51.1 million), respectively, of inventory write-downs to reduce the carrying amount of inventory to net realizable value. These expenses were included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Inventory write-downs included reversals of prior period inventory write-downs for the 13 and 39-week period ended October 29, 2016 of $2.0 million and $3.1 million (2015: 1.2 million and $4.3 million), respectively, due to an increase in net realizable value.
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 8).

7. Property, plant and equipment and Intangible assets
7.1 Property, plant and equipment
An assessment of impairment indicators was performed which caused the Company to review the recoverable amount for certain cash generating units (“CGUs”) with an indication of impairment, consisting primarily of under-performing stores. During the 13 and 39-week period ended October 29, 2016, the Company recognized impairment losses of $9.5 million and $12.5 million (2015: nil), respectively. These losses, related to store leasehold improvements and furniture and fixtures, were determined by comparing the carrying amount of the CGUs’ assets with its respective recoverable amount and were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
7.2 Intangible assets
During the 13 and 39-week period ended October 29, 2016, the Company recognized impairment losses of $2.9 million and $3.8 million (2015: nil), respectively, which were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The impairment losses were due to indicators (in particular, a decrease in revenue or decrease in cash flows) that the recoverable amount was less than the carrying value.

8. Long-term obligations and finance costs
Long-term obligations
The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”)to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $210.9 million as at October 29, 2016 (January 30, 2016: $120.1 million, October 31, 2015: $230.0 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at October 29, 2016, four properties in Canada had been pledged under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at October 29, 2016.
As at October 29, 2016, the Company had no borrowings under the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $2.5 million included in “Other long-term assets” in the unaudited

Condensed Consolidated Statements of Financial Position (January 30, 2016: no borrowings and unamortized transaction costs of $3.2 million included in “Other long-term assets”, October 31, 2015: no borrowings and unamortized transaction costs of $3.4 million included in “Other long-term assets”). In addition, the Company had $89.1 million (January 30, 2016: $63.3 million, October 31, 2015: $70.0 million) of letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly.
As at October 29, 2016, the Company had outstanding merchandise letters of credit of less than U.S. $0.1 million (January 30, 2016: U.S. $4.8 million, October 31, 2015: U.S. $7.2 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.
Finance costs
Interest expense on long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs, accretion on the long-term portion of provisions and commitment fees on the unused portion of the Amended Credit Facility for the 13 and 39-week period ended October 29, 2016 totaled $1.8 million and $5.4 million (2015: $1.6 million and $4.8 million), respectively. Interest expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Also included in “Finance costs” for the 13 and 39-week period ended October 29, 2016 was an expense of $3.2 million and $3.2 million (2015: nil and $2.8 million), respectively, for interest on accruals for uncertain tax positions.
The Company’s cash payments for interest on long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13 and 39-week period ended October 29, 2016 totaled $1.2 million and $3.7 million (2015: $1.2 million and $3.4 million), respectively.

9. Capital stock and share-based compensation
Capital stock
ESL Investments, Inc., and investment affiliates, including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings Corporation (“Sears Holdings”).
As at October 29, 2016, ESL was the beneficial holder of 46,162,515, or 45.3%, of the common shares of the Company (January 30, 2016: 46,162,515 or 45.3%, October 31, 2015: 48,855,206 or 48.0%) and Sears Holdings was the beneficial holder of 11,962,391, or 11.7%, of the common shares of the Company (unchanged from January 30, 2016 and October 31, 2015). The issued and outstanding shares are fully paid and have no par value.
The Company has a license from Sears Holdings to use the name “Sears” as part of its corporate name. The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Sears Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would incur a cost to continue to use the “Sears” name and certain other brand names.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at October 29, 2016, the only shares outstanding were common shares of the Company.
Share-based compensation
During the 52-week period ended January 30, 2016, the Company granted 500,000 restricted share units (“RSUs”) to an executive under an equity-based compensation plan. For the equity-settled awards, the fair value of the grant of RSUs is recognized as compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is reviewed. The impact of any revision to original estimates is recognized in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
These RSUs had a grant-date fair value of $4.2 million. The fair value of the grant was determined based on the Company’s share price at the date of grant. The RSUs are entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive.

During the 52-week period ended January 31, 2015, the Company granted 225,000 RSUs to an executive under an equity-based compensation plan. These RSUs had a grant-date fair value of $1.9 million. The fair value of the grant was determined based on the Company’s share price at the date of grant, and was entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive. During the 13-week period ended August 1, 2015, the RSUs granted to the executive were forfeited.
Compensation expense related to RSUs included in “Selling, administrative and other expenses” for the 13 and 39-week period ended October 29, 2016 was $0.4 million and $2.8 million (2015: nil and recovery of $0.4 million), respectively.

10. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended October 29, 2016	13-Week Period Ended October 31, 2015	39-Week Period Ended October 29, 2016	39-Week Period Ended October 31, 2015
Apparel & Accessories	$230.8	$263.5	$665.0	$740.8
Home & Hardlines	273.7	374.0	851.3	1,082.9
Other merchandise revenue	52.7	59.1	154.1	157.5
Services and other	60.7	63.6	176.2	182.6
Commission and licensee revenue	7.3	31.9	23.0	94.3
	$625.2	$792.1	$1,869.6	$2,258.1

11. Retirement benefit plans
The Company’s pension plan includes both defined benefit and defined contribution components. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned, and no contributions are made by employees. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2015, and was completed on September 27, 2016.
The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). The Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008. An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014.
The expense for the defined benefit, defined contribution and Other Benefits plans for the 13-week period ended October 29, 2016 was $0.8 million (2015: $1.4 million), $1.1 million (2015: $1.4 million) and $2.5 million (2015: $2.8 million), respectively. The expense for the defined benefit, defined contribution and Other Benefits plans for the 39-week period ended October 29, 2016 was $2.5 million (2015: $4.2 million), $3.8 million (2015: $4.3 million) and $7.9 million (2015: $9.1 million), respectively. These expenses were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
Total cash contributions by the Company to its defined benefit, defined contribution and Other Benefits plans for the 13 and 39-week period ended October 29, 2016 were $10.7 million and $33.5 million (2015: $11.2 million and $36.6 million), respectively, which included $1.0 million and $3.5 million (2015: $0.9 million and $3.8 million), respectively, related to short-term disability payments and nil during the 39-week period ended October 29, 2016 (2015: $4.0 million) to settle acceptances from the Other Benefits plan offers mentioned below.
During the 39-week period ended October 31, 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the 39-week period ended October 31, 2015 related to these offers. This payment was included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive income (loss)” (“OCI”).

12. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, were as follows:

(in CAD millions)	13-Week Period Ended October 29, 2016	13-Week Period Ended October 31, 2015	39-Week Period Ended October 29, 2016	39-Week Period Ended October 31, 2015
Depreciation of property, plant and equipment	$3.7	$10.1	$17.2	$34.4
Amortization of intangible assets	4.0	1.1	6.9	2.9
Total depreciation and amortization expense	$7.7	$11.2	$24.1	$37.3

13. Assets classified as held for sale
Land and buildings are transferred to assets classified as held for sale, from property, plant and equipment and investment property, when they meet the criteria to be assets classified as held for sale in accordance to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). The proposed sale transactions have been approved by senior management of the Company and are expected to close within the next 12 months.
As at October 29, 2016, the assets of certain retail stores and logistics centres were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Retail Stores	Logistics Centres	Total
Property, plant and equipment	$19.6	$66.9	$86.5
Investment property	—	4.4	4.4
Assets classified as held for sale	$19.6	$71.3	$90.9
As at January 30, 2016, the assets of the logistics centres were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Retail Stores	Logistics Centres	Total
Property, plant and equipment	$—	$17.4	$17.4
Investment property	—	4.7	4.7
Assets classified as held for sale	$—	$22.1	$22.1
As at October 31, 2015, the assets of the logistics centres were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Retail Stores	Logistics Centres	Total
Property, plant and equipment	$—	$21.2	$21.2
Investment property	—	4.7	4.7
Assets classified as held for sale	$—	$25.9	$25.9
Impairment Loss
During the 13 and 39-week period ended October 29, 2016, the Company recognized impairment losses of $5.0 million and $6.0 million (2015: nil) on two logistics centres classified as held for sale. The impairment losses were due to their carrying values of the property, plant and equipment and investment property being higher than the estimated fair values less costs to sell. The impairment losses were included in the ‘‘Selling, administrative and other expenses’’ in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
The Company will continue to assess the recoverable amounts of the assets classified as held for sale at the end of each reporting period and adjust the carrying amounts accordingly. To determine the recoverable amounts of the assets classified as held for sale, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value. The carrying amounts of the assets classified as held for sale are not necessarily indicative of their fair values, as they have been recorded at the lower of their carrying amounts and fair values less costs to sell in accordance with IFRS 5.
The operations of the retail stores and logistics centres classified as held for sale, were not presented as discontinued operations in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, as they did not represent a separate geographical area of operations or a separate major line of business.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates, foreign currency and commodity prices. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk.
14.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.
Cash, accounts receivable, derivative instruments, and investments included in other long-term assets totaling $218.5 million as at October 29, 2016 (January 30, 2016: $381.2 million, October 31, 2015: $150.2 million) expose the Company to credit risk if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $6.0 million as at October 29, 2016 (January 30, 2016: $6.0 million, October 31, 2015: $5.9 million). As at October 29, 2016, no individual party represented 10% or more of the Company’s net accounts receivable (January 30, 2016: no individual party represented 10% or more the Company’s net accounts receivable, October 31, 2015: one party represented 13.5% of the Company’s net accounts receivable).
14.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy its financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at October 29, 2016:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$351.7	$351.7	$351.7	$—	$—	$—
Finance lease obligations including payments due within one year [1]	21.3	25.9	5.1	10.1	7.2	3.5
Operating lease obligations [2]	n/a	398.4	88.5	142.3	93.3	74.3
Royalties [2]	n/a	13.5	1.3	7.0	5.2	—
Purchase agreements [2,3]	n/a	18.4	12.0	5.9	0.5	—
Retirement benefit plans obligations [4]	307.6	209.7	39.1	88.5	77.0	5.1
	$680.6	$1,017.6	$497.7	$253.8	$183.2	$82.9

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at October 29, 2016.

2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

4
Payments are based on a funding valuation as at December 31, 2015 which was completed on September 27, 2016. Any obligation beyond 2021 would be based on a funding valuation to be completed as at December 31, 2018 or earlier at the Company’s discretion.

Management believes that cash on hand and availability of current and future funding will be adequate to support these financial liabilities in the next year. As at October 29, 2016, the Company did not have any significant capital expenditure commitments.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
14.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at October 29, 2016, there were forward contracts outstanding with a notional value of U.S. $63.0 million (January 30, 2016: U.S. $168.0 million, October 31, 2015: U.S. $179.0 million) and a fair value of $2.6 million included in “Derivative financial assets” (January 30, 2016: $6.6 million included in “Derivative financial assets”, October 31, 2015: $4.1 million included in “Derivative financial assets”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to May 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at October 29, 2016, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.
During the 13 and 39-week period ended October 29, 2016, the Company recorded a loss of $0.3 million and gain of $1.0 million (2015: loss of $0.2 million and loss of $1.3 million), respectively, in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and accounts payable.
The period end exchange rate was 0.7472 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.7 million for U.S. dollar denominated balances included in cash and accounts payable.
14.4 Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Net assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at October 29, 2016 was a net asset of $156.3 million (January 30, 2016: net asset of $315.2 million, October 31, 2015: net asset of $75.9 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.3 million for net assets subject to interest rate risk included in cash and other long-term assets as at October 29, 2016.
14.5 Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at October 29, 2016, the fixed to floating rate swap contracts outstanding had a fair value of $0.2 million included in “Derivative financial assets” (January 30, 2016: less than $0.1 million included in “Derivative financial assets”, October 31, 2015: $0.1 million included in “Derivative financial liabilities”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.
14.6 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy	As at October 29, 2016	As at January 30, 2016	As at October 31, 2015
Fair value through profit or loss
U.S. $ derivative contracts	Derivative financial assets	Level 2	$2.6	$6.6	$4.1
Fuel and natural gas derivative contracts	Derivative financial assets (liabilities)	Level 2	0.2	—	(0.1)
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are primarily short-term in nature.

15. Contingent liabilities
15.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
15.2 Commitments and guarantees
Commitments
As at October 29, 2016, cash that was restricted included cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of less than $0.1 million (January 30, 2016: $7.0 million, October 31, 2015: $19.6 million), which was equal to less than U.S. $0.1 million (January 30, 2016: U.S. $5.0 million, October 31, 2015: U.S.

$15.0 million), and cash pledged as collateral with a counterparty related to outstanding derivative contracts of nil (January 30, 2016: nil, October 31, 2015: $1.0 million) which was equal to nil (January 30, 2016: nil, October 31, 2015: U.S. $0.8 million). See Note 5 for information on the other component of restricted cash.
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 14.2 “Liquidity risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $13.5 million as at October 29, 2016 (January 30, 2016: $15.9 million, October 31, 2015: $15.9 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

16. Net loss per share
A reconciliation of the number of shares used in the net loss per share calculation is as follows:

(Number of shares)	13-Week Period Ended October 29, 2016	13-Week Period Ended October 31, 2015	39-Week Period Ended October 29, 2016	39-Week Period Ended October 31, 2015
Weighted average number of shares per basic net loss per share calculation	101,877,662	101,877,662	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—	—	—
Weighted average number of shares per diluted net loss per share calculation	101,877,662	101,877,662	101,877,662	101,877,662
“Net loss” as disclosed in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss was used as the numerator in calculating the basic and diluted net loss per share. For the 13 and 39-week period ended October 29, 2016, there were no outstanding dilutive instruments (2015: no outstanding dilutive instruments).

17. Income taxes
The Company’s total net cash payments of income taxes for the 13 and 39-week period ended October 29, 2016 were a net payment of $0.4 million and net refunds of $23.0 million (2015: net refund of $38.4 million and $84.5 million), respectively, primarily relating to 2016 instalments and settlement for fiscal years 2005 to 2011.
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13 and 39-week period ended October 29, 2016, the Company recorded an expense of $1.6 million and $1.7 million (2015: nil and $2.8 million), respectively, for interest on prior period tax re-assessments and accruals for uncertain tax positions. This expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
A receivable of $3.5 million related to payments made by the Company for disputed tax assessments is now included in “Income taxes recoverable” (January 30, 2016: $3.8 million included in “Other long-term assets”, October 31, 2015: $3.8 million included in “Other long-term assets”) in the unaudited Condensed Consolidated Statements of Financial Position as at October 29, 2016.
The Company assesses the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjusts the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The Company has determined that it was not appropriate to recognize all of its deferred tax assets as it was not probable that sufficient taxable income would be available to allow part of the assets to be recovered. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. The Company has not recognized the benefit of approximately $452.5 million of loss carry forwards on its Financial Statements (which expire in the taxation years of 2035 to 2037) and approximately $4.9 million in Ontario minimum tax, which could be used to reduce taxes payable in future periods. The aggregate amount of net deductible temporary differences and loss carry forwards as at October 29, 2016 was approximately $1,015.2 million. The unrecognized tax benefit associated with these items and the Ontario minimum tax totaled approximately $279.0 million using the statutory tax rate of 27.0%.

18. Changes in non-cash working capital balances
Cash used for non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended October 29, 2016	13-Week Period Ended October 31, 2015	39-Week Period Ended October 29, 2016	39-Week Period Ended October 31, 2015
Accounts receivable, net	$(12.2)	$(3.4)	$—	$1.6
Inventories	(80.3)	(128.5)	(36.8)	(196.2)
Prepaid expenses	7.6	(7.1)	(15.7)	(17.1)
Derivative financial assets and liabilities	0.5	1.8	(4.4)	0.6
Accounts payable and accrued liabilities	49.7	22.5	13.0	29.8
Deferred revenue	(1.4)	1.7	(22.9)	(5.9)
Provisions	0.6	7.0	4.5	(1.5)
Income and other taxes	(16.8)	(0.3)	(16.1)	(24.5)
Effect of foreign exchange rates	(0.7)	—	—	(1.2)
Cash used for non-cash working capital balances	$(53.0)	$(106.3)	$(78.4)	$(214.4)

19. Changes in non-cash long-term assets and liabilities
Cash used for non-cash long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended October 29, 2016	13-Week Period Ended October 31, 2015	39-Week Period Ended October 29, 2016	39-Week Period Ended October 31, 2015
Other long-term assets	$1.0	$0.1	$5.8	$4.2
Other long-term liabilities	(8.8)	(5.1)	(12.5)	(13.1)
Other	—	0.4	0.1	0.2
Cash used for non-cash long-term assets and liabilities	$(7.8)	$(4.6)	$(6.6)	$(8.7)

20. Gain on sale and leaseback transactions
During the 13-week period ended October 29, 2016, the Company completed the sale of its logistics centre located in Regina, Saskatchewan, as previously announced on September 7, 2016, for a total consideration of $18.1 million, of which $0.5 million is being held in escrow pending completion of environmental remediation. The total gain on the sale was $5.4 million which was recognized in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
During the 39-week period ended October 29, 2016, the Company completed the sale and leaseback of its logistics centre located in Calgary, Alberta, as previously announced on March 18, 2016, for a total consideration of $83.9 million. The Company has leased the property back and will continue to operate the logistics centre with no impact to the employees at the logistics centre. The total gain on this sale and leaseback transaction was $40.1 million, $15.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $24.9 million of the gain was deferred and is being amortized over the term of the lease as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. In determining the appropriate amount of gain to defer in accordance with IAS 17, the Company conducted an appraisal of the property to determine its fair value, with the assistance of independent qualified third party appraisers. The valuation method used to determine the fair value of the property was the direct sales comparison approach for land. The deferred gain was included in “Other long-term liabilities” and “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.
During the 39-week period ended October 29, 2016, the Company completed the sale and leaseback of its logistics centre located in Vaughan, Ontario, as previously announced on November 13, 2015, for a total consideration of $100.0 million. The Company has leased the property back and will continue to operate the logistics centre with no impact to the employees at the logistics centre. The total gain on this sale and leaseback transaction was $25.4 million which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
During the 39-week period ended October 31, 2015, the Company completed the sale and leaseback of three properties to the Concord Pacific Group of Companies (“Concord”), for net proceeds of $130.0 million ($140.0 million of total consideration less $10.0 million of adjustments). The properties in the transactions included the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall

in Chilliwack, British Columbia. The Company has leased each property back for a term of 30 years with early termination options available to both the Company and Concord, and the Company will continue to operate the stores located at these shopping centres under these leases with no impact to customers or employees at these locations.
The land and building sold for the three properties had a total net carrying value of approximately $53.1 million previously included in “Property, plant and equipment” in the unaudited Condensed Consolidated Statements of Financial Position.
The total gain on the sale and leaseback transactions was $76.9 million, $67.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $9.7 million of the gain was deferred and is being amortized between four to seven years as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. In determining the appropriate amount of gain to defer in accordance with IAS 17, the Company conducted appraisals of each property to determine their fair values, with the assistance of independent qualified third party appraisers. The valuation method used to determine the fair values of each property was the direct sales comparison approach for land. The deferred gain was included in “Other long-term liabilities” and “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.
Upon completion of the sale and leaseback transactions, the Company was released from all previous agreements with Concord, and the demand mortgage for $25.0 million previously secured by the property in Burnaby, British Columbia, was discharged.

21. Events after the reporting period
Subsequent to the 39-week period ended October 29, 2016, the Company completed real estate transactions with proceeds of $62.9 million, consisting of a sale and leaseback and surrender of a lease. The ultimate amount of gain recognition will be determined during the 13-week period ending January 28, 2017.

22. Approval of the unaudited condensed consolidated financial statements
The Financial Statements were approved by the Board of Directors and authorized for issue on December 8, 2016.